EXHIBIT 8
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-14148), on Form F-9 (File Nos. 333-120133 and 333-106592) and on Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) of Barrick Gold Corporation (the “Corporation”) and the Registration Statements on Form F-9 of Barrick Gold Finance Company (File No. 333-120133-01) and on Form F‑9 of Barrick Gold Inc. (File Nos. 333-120133-02 and 333-106592-01) of our report dated February 21, 2007 relating to the Corporation’s consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which appears in its Annual Report on Form 40-F.

Toronto, Ontario
March 30, 2007
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.